[redacted]

02022521

AB

Vf 4-4-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

NITED STATES
D EXCHANGE COMMISSION
...ashington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 2 2002
WASH, D.C.
354

SEC FILE NUMBER
8- 20622

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2001 (MM/DD/YY) AND ENDING 01/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tri-Eagle Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

508 Unqua Road
(No. and Street)

Massapequa	New York	11758
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Virzera — (516) 541-1900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sassin, Benjamin
(Name — *if individual, state last, first, middle name*)

521 Fifth Ave.	New York	New York	10175
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vf 4-4-02

OATH OR AFFIRMATION

I, William J. Virzera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tri-Eagle Securities Inc., as of January 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DIANE L. VIRZERA
Attorney and Counsellor at Law
State of New York
No. 02VI5028445
Qualified in Nassau County
Commission Expires May 31, 2002

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN SASSIN
PUBLIC ACCOUNTANT
521 FIFTH AVENUE
NEW YORK, N.Y. 10175

(212) PL7-6454

NEW JERSEY OFFICE:
38-09 GARVEY PLACE
FAIR LAWN, N.J. 07410

(201) 797-2711

March 18, 2002

Tri-Eagle Securities Inc.
508 Unqua Road
Massapequa, New York 11758

Gentlemen:

Pursuant to your request, an examination has been made of your corporate Assets, Liabilities, Capital and payment to the Securities Investor Protection Corp. as at Jan. 31, 2002, together with the related Income, Profit and Loss Account for the period from Feb. 1, 2001 to Jan. 31, 2002. I have also examined for compliance to Rule 15c3-3, and the firm is in compliance with the provisions of said rule. The firm is exempt under the K2B exemption, clearing fully disclosed through U.S. Clearing.

The scope of this examiniation was that as set forth in the "Minimum Audit Requirements pursuant to Rule X-17A-5". In connection therewith, the accounting records and supporting data have been examined or tested by methods and to the extent deemed appropriate, in conformity with generally accepted auditing standards and procedures and with the audit requirements of the Securities and Exchange Commission. There are no material differences with Focus IIA and the audit.

A review has been made of the system of internal control and accounting procedure, including those relating to safeguards of Customers Securities, and found adequate. In our opinion, the attached Financial Statement and related Schedule present fairly the financial position of your Corporation as at Jan. 31, 2002, in conformity with generally accepted accounting principles.

Very truly yours,

Ben Sassin

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA 5th FOCUS** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: TRI-EAGLE SECURITIES INC. [0013]

SEC File Number: 8- 20622 [0014]

Address of Principal Place of Business: 508 UNQUA ROAD [0020]

MASSAPEQUA [0021] NY [0022] 11758-5324 [0023]

Firm ID: 7237 [0015]

For Period Beginning 01/01/2002 [0024] And Ending 01/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: WILLIAM J. VIRZERA, PRESIDENT [0030] Phone: 516-541-1900 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	28,580 [0200]		28,580 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	2,264 [0295]		
	B. Other	[0300]	[0550]	2,264 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	13,400 [0735]	13,400 [0930]
12.	**TOTAL ASSETS**	30,844 [0540]	13,400 [0740]	44,244 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

	2.	Includes equity subordination (15c3-1(d)) of _____ [1010]			
	D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.		TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners _____ [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	29,851 [1792]
	C.	Additional paid-in capital	32,000 [1793]
	D.	Retained earnings	-17,607 [1794]
	E.	Total	44,244 [1795]
	F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY		44,244 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		44,244 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2002 [3932] Period Ending 01/31/2002 [3933] Number of months 1 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	50,223 [3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	33,482 [3939]
	d.	Total securities commissions	83,705 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		425 [3995]
9.	Total revenue		84,130 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		15,000 [4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		22,178 [4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses		5,249 [4195]
15.	Other expenses		42,501 [4100]
16.	Total expenses		84,928 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-798 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-798 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	2,263 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 23522 [4335A]	FLEET SECURITIES, INC. [4335A2]	All [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			44,244 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			44,244 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			44,244 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		13,400 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-13,400 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			30,844 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	

D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10.	Net Capital		30,844 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	25,844 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	30,844 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17.	Add:		
A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			45,042 [4240]
	A. Net income (loss)			-798 [4250]
	B. Additions (includes non-conforming capital of		[4262])	[4260]
	C. Deductions (includes non-conforming capital of		[4272])	[4270]
2.	Balance, end of period (From item 1800)			44,244 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

TRI-EAGLE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION AS OF 1/31/2002

ASSETS

CURRENT ASSETS

1-10	CASH IN BANK	28,580.33	
11	PETTY CASH		
15	DUE FROM BROKERS F/D		
15A	DUE FROM CLEARING BROKERS	2,263.33	
20	DUE FROM CUSTOMER CASH A/C		
25	SECURITIES OWNED BY FIRM AT MARKET		
27	FUNDS IN TRANSIT		
28	COMMERCIAL PAPER AT COST/CTF OF DEPOSIT		
	TOTAL CURRENT ASSETS		30,843.66

OTHER ASSETS

40	FURN/FIX (..........) Less (..........)	8,000.00	
42	SECURITY DEPOSIT	5,000.00	
43	ORGANIZATION EXPENSE	400.00	
44	LOANS RECEIVABLE		
48	SECURITIES HELD FOR INVESTMENT		
50	PREPAID EXPENSES		
53	ERROR A/C		
54	BUY-IN A/C		
55	EXCHANGE		
56	DIVIDENDS RECEIVABLE		
	TOTAL OTHER ASSETS		13,400.00
	TOTAL ASSETS		44,243.66

LIABILITIES & STOCKHOLDERS EQUITY

CURRENT LIABILITIES

100	DUE TO BROKERS F/R		
101	DUE TO CUSTOMERS CASH A/C		
102	SECURITIES SOLD BY FIRM AT MARKET		
103	DIVIDENDS PAYABLE		
130-139	PAYROLL TAXES PAYABLE		
140	ACCRUED EXPENSES & TAXES PAYABLE		
150	LOANS PAYABLE		
	TOTAL CURRENT LIABILITIES		- 0 -

STOCKHOLDERS EQUITY

190	CAPITAL STOCK	29,851.00	
191	CAPITAL ~~XXXXXX~~ PAID-IN	32,000.00	
195	RETAINED EARNINGS (LOSS)	(16,810.01)	
	NET PROFIT or (LOSS) FOR PERIOD	(797.33)	
	TOTAL STOCKHOLDERS EQUITY		44,243.66
	TOTAL LIABILITIES and STOCKHOLDERS EQUITY		44,243.66

STATEMENT OF INCOME AND RETAINED EARNINGS AS AT 1/31/2002

INCOME

200	FIRM TRADING		
205	SYNDICATE A/C INCOME		
210	COMMISSION INCOME	83,705.32	
220	CLEARANCE/MISCELLANEOUS		
221	INTEREST INCOME	425.12	
222	SUR-CHARGE INCOME		
	GROSS INCOME		84,130.44

OPERATING EXPENSES

300	ACCOUNTING/BOOKKEEPING FEES	1,000.00	
301	ADVERTISING		
302	BAD DEBTS FROM CUSTOMERS		
303	AUTOMOBILE EXPENSE	2,134.35	
305	DEPRECIATION		
306	DRAFT CHARGES	31.22	
307	DUES & SUBSCRIPTIONS	5,249.34	
308	DRAWS-TRADERS' ADVANCES		
309	EMPLOYEES EXPENSES REIMBURSED		
311	GENERAL EXPENSES	2,696.00	
312	INSURANCE	9,884.27	
313	INTEREST		
314	LEGAL		
315	MACHINE RENTAL	1,328.28	
316	MAINTENANCE & REPAIRS	2,613.38	
317	MESSENGER SERVICE		
318	OFFICE EXPENSE	3,011.08	
319	POSTAGE	808.28	
320	RENT & ELECTRIC	7,791.59	
321	SALARIES: OFFICERS	15,000.00	
322	TRADERS		
324	OFFICE		
325	CONSULTANT FEES/REGD. REPS COMM.		
330	STATIONERY & PRINTING	713.04	
340	TAXES: NY-TFR		
341-349	MISCELLANEOUS	1,463.01	
350	TELEPHONE & TELEGRAPH	4,364.11	
351	LOCAL TRANSPORTATION		
352	TRAVEL & ENTERTAINMENT	2,914.06	
353	TRAINING/PROMOTION EXPENSE	1,747.96	
354	UNDERWRITING EXPENSE		
360	COMMISSION (Expense)	22,177.80	
	TOTAL OPERATING EXPENSES		84,927.77
	NET PROFIT or (LOSS) FOR PERIOD		(797.33)

RETAINED EARNINGS - BEGINNING ______

RETAINED EARNINGS - END ______

PROFIT or (LOSS) FOR MONTH ______

Note: No provision has been made for Federal and State Income Taxes.

TRI-EAGLE SECURITIES INC.

Statement of Cash Flow

	Year Ending: January 31, 2002
CASH FLOW FROM OPERATING ACTIVITIES:	
Adjusted Net Income	$(797.33)
Adjustments to Reconcile Net Income to Net Cash	
Decrease in Accounts Receivable . .	2,116.06
NET DECREASE IN CASH AND CASH EQUIVALENTS	1,318.73
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	27,261.60
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 28,580.33

TRI-EAGLE SECURITIES INC.

SCHEDULE I

Reconciliation payment to the Securities Investor Protection Corporation:

Payment Date	Amount	Collection Agent
Dec. 31, 2001	$150.00	NASD

FORM SPIPC-4 (14-REV.12/01)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15TH STREET N.W., STE. 800, WASHINGTON, D.C. 20005-2215

2002 GENERAL ASSESSMENT PAYMENT FORM

(SEE INSTRUCTIONS ON MEMBER'S COPY)

1. NAME OF BROKER-DEALER, ADDRESS OF PRINCIPAL PLACE OF BUSINESS, 1934 ACT REGISTRATION NUMBER AND MONTH IN WHICH FISCAL YEAR ENDS (IF INFORMATION SHOWN BELOW REQUIRES CORRECTION, PLEASE SO INDICATE ON THE FORM FILED)

2. ASSESSSMENT	**$150.00**
3. LESS PRIOR YEAR OVERPAYMENT	( )
4. INTEREST ON LATE PAYMENT FOR ____ DAYS AT 20% PER ANNUM	
5. BALANCE DUE CHECK ENCLOSED	$150.00

[signature] 12-31-2001

AUTHORIZED SIGNATURE

MEMBER'S COPY